Exhibit 2
CAUSE NO. ____________

Highland Crusader Offshore Partners, L.P.,	§	IN THE DISTRICT COURT OF
Highland Equity Focus Fund, L.P., Highland	§
Capital Management, L.P., and Highland	§
Capital Management Services, Inc.,	§
§
Plaintiffs,	§
§
v.	§	TRAVIS COUNTY, TEXAS
§
Motient Corporation and Capital &	§
Technology Advisors, Inc.,	§
§
Defendants.	§	___ JUDICIAL DISTRICT
PLAINTIFFS’ ORIGINAL PETITION
     Plaintiffs Highland Crusader Offshore Partners, L.P., Highland Equity Focus Fund, L.P., Highland Capital Management, L.P., and Highland Capital Management Services, Inc. (collectively, “Highland”) file this Original Petition complaining of the conduct of Motient Corporation (“Motient”) and Capital & Technology Advisors, Inc. (“CTA”) as follows.
Parties
     1. Plaintiff Highland Crusader Offshore Partners, L.P. is a Bermuda limited partnership with its principal place of business in Dallas, Texas.
     2. Plaintiff Highland Equity Focus Fund, L.P. is a Delaware limited partnership with its principal place of business in Dallas, Texas.
     3. Plaintiff Highland Capital Management, L.P. is a Delaware limited partnership with its principal place of business in Dallas, Texas.
     4. Plaintiff Highland Capital Management Services, Inc. is a Delaware corporation with its principal place of business in Dallas, Texas. As set forth below, Plaintiffs are investors in Motient Corporation’s Series A Cumulative Convertible Preferred Stock.

     5. Defendant Motient is a Delaware corporation with its principal place of business at 300 Knightsbridge Parkway, Lincolnshire, Illinois 60069. Motient Corporation may be served with process through (1) the Texas Secretary State; (2) its registered agent, the Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801; or (3) its general counsel, Robert Macklin at 300 Knightsbridge Parkway, Lincolnshire, Illinois 60069.
     6. Defendant CTA is a Delaware corporation registered to do business in Texas under the name CT Advisors, Inc. CTA’s registered agent is Corporation Service Company located at 701 Brazos, Suite 1050, Austin, Travis County, Texas 78701, and CTA’s principal place of business in Texas is in Travis County.
Jurisdiction and Venue
     7. This Court has personal jurisdiction over Defendants because Defendants have availed themselves of the privileges and benefits of conducting business in Texas and have maintained systematic and continuous contacts with the State of Texas sufficient to confer general jurisdiction over Defendants in Texas or specific jurisdiction since the conduct at issue occurred in whole or in part in Texas. Defendants have availed themselves of judicial process in Texas by bringing litigation in federal and/or state courts located in Texas and have committed wrongs in whole or in part in Texas in which the victims included Texas residents.
     8. Venue is appropriate in Travis County pursuant to § 15.002(a)(3) of the Texas Civil Practice and Remedies Code because Defendant CTA’s principal place of business in Texas is in Travis County. CTA is a Delaware corporation registered to do business in Texas under the name CT Advisors, Inc. CTA is a wholly owned subsidiary of Tejas Incorporated (“Tejas”), a Delaware corporation that maintains its principal place of business at 8226 Bee Caves Road, Austin, Travis County, Texas 78746. CTA’s registered agent, Corporation Service Company, is located at 701 Brazos, Suite 1050, Austin, Travis County, Texas 78701. Tejas

Securities Group, Inc. (“Tejas Securities”), a Texas corporation, is another wholly owned subsidiary of Tejas that maintains its principal place of business at the same 8226 Bee Caves Road, Austin, Travis County, Texas 78746 address as Tejas. Further, according to the records maintained by the Texas Secretary of State, all three companies, Tejas, CTA and Tejas Securities share officers and/or directors John Garber and Kurt Rechner, both with the same address listed as 8226 Bee Caves Road, Austin, Travis County, Texas. Venue is also proper against Defendant Motient Corporation pursuant to § 15.005 of the Texas Civil Practices and Remedies Code because Plaintiffs’ claims arise out of the same transaction, occurrence or series of transactions or occurrences. Venue is also appropriate in Travis County pursuant to § 15.002(a)(1) of the Texas Civil Practice and Remedies Code because, on information and belief, Travis County is the county in which a substantial part of the events or omissions giving rise to the claims occurred.
     9. This petition alleges one or more claims that arise under the Investment Company Act of 1940 (the “Investment Company Act” or “ICA”), 15 U.S.C. § 80a-1 et seq. Congress expressly provided that state courts have concurrent subject-matter jurisdiction with federal courts over the ICA claims at issue in this petition. Pursuant to 15 U.S.C. § 80a-43, this Court has concurrent jurisdiction with federal courts over “all suits in equity and actions at law brought to enforce any liability or duty created by, or to enjoin any violation of, this title or the rules, regulations, or orders thereunder,” which includes the claims asserted in this petition. In addition, one or more of the claims asserted in this petition, which are integrally related to the claims under the ICA and are all based on a single wrong, arise under Sections 11 and 12(a)(2) of the Securities Act of 1933, 15 U.S.C. § 77k and l, which also provides for concurrent jurisdiction in state courts and which bars removal of suits to federal court, 15 U.S.C. § 77v. Moreover, there is no diversity among the parties. Accordingly, there is no basis for removal on diversity or federal question grounds, and this dispute should be resolved in the district courts of Travis County.
Introduction
     10. Plaintiffs own stock in Motient, a company that provides wireless mobile data services and invests in the securities of companies seeking licenses to operate in undeveloped satellite communications frequencies, including a company called Mobile Satellite Ventures, L.P. (“MSV”). Motient’s Board of Directors recently entered into an agreement with SkyTerra Communications, Inc. (the “SkyTerra Agreement”), which currently owns a minority position in MSV, that would increase SkyTerra’s ownership of MSV. On information and belief, CTA was engaged as a consultant and adviser to Motient and advised Motient to enter the transaction. If the SkyTerra Agreement is consummated, Plaintiffs would receive shares of SkyTerra in exchange for their shares of Motient. As discussed below, the SkyTerra Agreement, which on information and belief was approved by Motient’s Board of Directors and upper management on the advice of CTA, is unfair to Motient’s shareholders, violates the Investment Company Act of 1940 and is therefore unenforceable under Section 47(b) of the ICA, will result in the distribution of a false registration statement in violation of Section 11 of the Securities Act, and constitutes a violation of Section 12(a)(2) of the Securities Act.
     11. The SkyTerra Agreement is grossly inequitable and unfair and will cause irreparable harm to Motient’s shareholders for numerous reasons. First, according to Motient’s own press release, the proposed transaction is taxable to Motient and will require Motient to pay an estimated $50-80 million in corporate taxes, and that the distribution of SkyTerra shares acquired in the proposed transactions will be taxable to receiving Motient stockholders. Second, the deal requires Motient to cede control of MSV to SkyTerra without evidence of any control premium being paid to Motient’s stockholders. Third, the proposed transaction exchanges direct ownership of MSV by Motient, a valuable asset, for indirect ownership of MSV through SkyTerra, again with no added cash compensation to Motient’s shareholders. Fourth, the implied valuation for MSV in the proposed transaction has been discounted by nearly 33% off the price at which Motient was planning to buy SkyTerra’s own interest in MSV in September 2005. Fifth, the transaction was deliberately structured to avoid a stockholder vote, even though it radically transforms the structure of Motient, and even though such a vote would probably be required if Motient’s stock were listed on NASDAQ (which begs the question of why the current Board members have not sought to have Motient’s stock listed on NASDAQ). Indeed, it appears that current management of Motient on the advice of CTA rushed into the deal without taking all necessary steps to resolve its own acknowledged ICA concerns. Sixth, while the transaction gives Motient majority ownership of SkyTerra, Motient will only have the right to propose one of the seven directors on SkyTerra’s Board, which director nominee may be rejected in SkyTerra’s sole and absolute discretion. Seventh, Motient has provided few details to stockholders regarding the transaction (and, as stated above, has not provided shareholders with a legal opinion regarding Motient’s legal authority to enter into the transaction, despite Motient’s earlier acknowledgement that it may be violating the ICA). Finally, Motient insiders, including the company’s most senior officer, stand to receive considerable personal benefits from the deal, which further calls into question their objectivity in approving this transaction.
     12. Not only is the SkyTerra Agreement unfair to Motient’s stockholders, but it is also unenforceable under the Investment Company Act and will result in a violation of the Securities Act. As discussed in greater detail below, Motient has repeatedly admitted in its SEC filings that it is (or may be) violating the ICA, which would render the SkyTerra Agreement unenforceable under Section 47(b) of that statute. In addition, because the SkyTerra Agreement calls for the filing of a false and misleading registration statement for the distribution of securities in interstate commerce, the transaction also violates Sections 11 and 12(a)(2) of the Securities Act. Plaintiffs thus seek rescission of the SkyTerra Agreement under Section 47(b), an injunction under Sections 11 and 12(a)(2) to prevent the issuance of a false registration statement and the offering of securities based on false representations, and a declaration of its rights under the SkyTerra Agreement, the ICA, and the Securities Act. Moreover, because CTA on information and belief advised Motient to enter the SkyTerra Agreement (despite knowing that the agreement violated the ICA), Plaintiffs seek rescission of Motient’s agreements with CTA.
Background On ICA
     13. In 1940, Congress passed the Investment Company Act to ensure greater oversight of companies engaged in the business of investing, reinvesting, owning, holding, or trading in securities. The ICA requires companies that meet the statutory definition of “investment company” to register with the Securities and Exchange Commission and subject themselves to the ICA’s requirements before they may conduct business. Under Section 8 of the ICA, a company that meets the statutory definition of “investment company” must register with the SEC. See id. § 80a-8. Section 47(b) (which is codified at 15 U.S.C. § 80a-46(b)) provides that “[a] contract that is made, or whose performance involves, a violation of this title, or of any rule, regulation, or order thereunder, is unenforceable by either party (or by a nonparty to the contract who acquired a right under the contract with knowledge of the facts by reason of which the making or performance violated or would violate any provision of this title or of any rule, regulation, or order thereunder) unless a court finds that under the circumstances enforcement would produce a more equitable result than nonenforcement and would not be inconsistent with the purposes of this title.” Id. § 80a-46(b).

     14. The definition of “investment company” includes any company that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percentum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” 15 U.S.C. § 80a-3(a)(1). The term “investment securities” includes “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which: (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c) (i.e., the private offering exceptions). See id. § 80a-3(a)(2).
ICA’s Application to Motient And CTA
     15. Motient has repeatedly acknowledged in its own filings with the SEC that it is or may be in violation of the ICA. For example, in its 1Q 2006 Form 10-Q, Motient acknowledged that it “might have to take actions that are disruptive to its business to avoid registration under the Investment Company Act of 1940.” May 15, 2006 Form 10-Q at 45. Motient also acknowledged in its 2005 Form 10-K that “[o]ur equity investments, in particular its ownership interests in MSV, may constitute investment securities under the Investment Company Act.” April 28, 2006 Form 10-K/A at 22. Motient acknowledged that “[i]f we were to be deemed an investment company, [Motient] would become subject to the requirements of the Investment Company Act. As a consequence, we would be prohibited from engaging in business as it has in the past and might be subject to civil and criminal penalties for noncompliance. In addition, certain of its contracts might be voidable . . ..” Id. Motient made similar statements in previous SEC filings dating back to at least the middle of 2004, including but not limited to: (1) on page 27 of its Form 10-Q for the second quarter of 2004 filed on August 16, 2004; (2) on page 26 of its 2004 Form 10-K (which was filed on March 31, 2005); (3) on page 23 of the Form 10-Q/A it filed on May 24, 2005 for the third quarter of 2004; (4) on page 29 of the Form 10-Q/A filed on May 24, 2005 for the first quarter of 2004; (5) on page 27 of the Form 10-Q/A filed on May 24, 2005 for the second quarter of 2004; and (6) on page 29 of the Form 10-Q for the second quarter of 2005 that was filed on August 15, 2005.
     16. Judging from statements made in Motient’s own SEC filings, Motient has more than 40% of its assets comprised of investment securities. The “non-securities” side of Motient’s business involves the provision of two-way, wireless mobile data services and wireless internet services. Motient, however, has increasingly focused its business on its investment in the securities of companies who own licenses to operate satellite communications systems in the undeveloped “L-band” and “S-band.” The primary company in which Motient has invested is called MSV, a development-stage company that is licensed to operate in the L-band and is attempting to develop a “next generation” satellite-based communications system. According to Motient’s March 31, 2006 Form 10-Q, Motient owns 49% of MSV.
     17. As a result of Motient’s investments in the investment securities of MSV, the “investment securities” side of Motient’s business has grown in proportion to the “non-securities” side of Motient’s business and, judging from the statements in its SEC filings regarding Motient’s ICA status, has crossed the 40 percent threshold. At present, on information and belief, Motient’s ownership of MSV securities comprises significantly more than 40 percent of Motient’s assets (excluding cash items). The securities of MSV appear to be “investment securities” and do not appear to fall within any exceptions to the definition of investment securities under Section 3 of the ICA.
     18. According to Motient’s March 30, 2006 Form 10-K, page F-33, CTA was “a consulting and private advisory firm specializing in the technology and telecommunications sectors” and had “been engaged to act as consultants to Motient. As consideration for this work, Motient has agreed to pay to CTA a monthly fee of $100,000, which increased from $60,000 per month in November 2005. This engagement extends to November 30, 2006.” On information and belief, CTA served as Motient’s key adviser with regard to the SkyTerra deal, as described below.
The SkyTerra Agreement
     19. Motient entered a contract with SkyTerra on or about May 6, 2006 (the “SkyTerra Agreement”), which requires the distribution of securities in interstate commerce and which, in essence, grants to SkyTerra control over a key investment of Motient. The transaction, however, has not yet closed.
     20. The SkyTerra Agreement purports to consolidate the ownership and control of MSV and its general partner under SkyTerra (which currently owns a minority share of MSV, along with several other investors), and to increase Motient’s ownership of TerreStar Networks, Inc. The series of transactions memorialized in the agreement would result in SkyTerra ultimately owning 70% of MSV, and Motient owning 74% of TerreStar.
     21. Since Motient acknowledged its failure to register as an investment company or otherwise comply with the ICA and in light of the unfairness of the SkyTerra Agreement and its inequitable impact on shareholders, as further described below, the Agreement is unenforceable under Section 47(b) of the ICA, as well as under common-law rules of equity. Although Motient admitted in its recent Form 10-K and 10-Q that it may be violating the ICA, it proceeded with the SkyTerra Agreement, presumably on the advice and concurrence of CTA, without obtaining an opinion by the SEC (or by a court of competent jurisdiction) that it was not required to register under the statute before entering the agreement (and apparently without obtaining and providing to shareholders a fairness opinion or legal opinion confirming that Motient is legally permitted to enter the SkyTerra Agreement). Accordingly, based on the statements in Motient’s own Form 10-K and 10-Q regarding its ICA status, the SkyTerra Agreement is presumptively unenforceable and should be rescinded.
     22. Nor is the SkyTerra Agreement a situation where “enforcement [of the Agreement] would produce a more equitable result than nonenforcement and would not be inconsistent with the purposes of this title.” Id. § 80a-46(b). As discussed in Paragraph 11 above, the SkyTerra is grossly unfair to Motient’s shareholders.
     23. In addition, on information and belief, CTA has served as the key adviser to Motient on the SkyTerra deal. Indeed, Motient pays CTA $100,000 per month on its contract. Accordingly, in addition to the SkyTerra Agreement itself, Plaintiffs also seek rescission of any contracts between CTA and Motient under Section 47(b). Said contracts are directly related to the improper advice on rushing to sign the SkyTerra Agreement without seeking any clearance or resolution of the acknowledged ICA concerns.
Count One: Rescission Under Section 47(B) of Investment Company Act (Against Both Defendants)
     24. Plaintiffs repeat and reassert all of their previous allegations, which are incorporated by reference as if fully stated herein.
     25. As alleged above, Motient has repeatedly acknowledged that it is probably subject to the statutory definition of an “investment company,” yet it has failed to register as required by Section 8 of the ICA.
     26. Taking Motient at its word that it may be deemed an “investment company” under the ICA, Motient’s contract with SkyTerra would violate the ICA, since Motient admittedly has not complied with the ICA’s registration requirements. Accordingly, given the inequitable circumstances of this particular transaction, the SkyTerra Agreement is unenforceable pursuant to Section 47(b) of the ICA and under common law rules of equity. Motient’s contracts with

CTA, where Motient has received improper advice on the SkyTerra deal, would be similarly unenforceable.
     27. Plaintiffs purchased Series A Cumulative Convertible Preferred Stock from Defendant Motient Corporation in April 2005 in the amount of approximately $90,000,000 and continue to hold their preferred shares. To the best of Plaintiffs’ knowledge, Plaintiffs are the only individuals or entities who continued to hold Series A Cumulative Convertible Preferred Stock at the time the SkyTerra Agreement was entered.
     28. Plaintiffs have a direct interest in the SkyTerra Agreement and are specifically referenced as an intended third-party beneficiary in the Agreement. For example, Paragraph 1.3(c) of the SkyTerra Agreement states that shares of SkyTerra “are to be distributed by Motient to the holders . . . of Motient’s Series A Cumulative Convertible Preferred Stock . . . .” As the only holders of Series A Cumulative Convertible Preferred Stock, Plaintiffs therefore have a direct economic interest in the SkyTerra Agreement, since Plaintiffs will receive SkyTerra shares in exchange for their preferred shares if the Agreement is consummated. Accordingly, Plaintiffs have standing to seek a declaration on the enforceability of the SkyTerra Agreement or to rescind the Agreement both as a “nonparty to the contract who acquired a right under the contract with knowledge of the facts by reason of which the making or performance violated or would violate any provision of this title or of any rule, regulation, or order thereunder” under 15 U.S.C. § 80a-46(b), and as an identified beneficiary under the Agreement.
     29. For the reasons set forth above, declaring the Agreement unenforceable would produce a more equitable result than enforcement of the Agreement and would not be inconsistent with the purposes of this title, given that the SkyTerra Agreement was only recently signed, has not yet received the proper regulatory approvals, has not closed, and is grossly unfair to Motient’s shareholders.

     30. Plaintiffs therefore seek rescission of the SkyTerra Agreement, rescission of Motient’s contracts with CTA, who are advising on the SkyTerra deal, repayment of any consideration to SkyTerra or CTA pursuant to those agreements, and all other relief which is just and proper.
Count Two: Violation of Sections 11 and 12(a)(2) of Securities Act of 1933 (Against Both Defendants)
     31. Plaintiffs repeat and reassert all the previous allegations which are incorporated by reference as if fully stated herein.
     32. Directly related to and arising from the identical series of transactions and operative facts as the claims under the ICA is the need to enjoin the registration statement required by the SkyTerra Agreement, which Plaintiffs seek to rescind. The consummation of the Agreement is dependent on the issuance of a registration statement for new securities. Pursuant to the terms of the SkyTerra Agreement, this registration statement shall be filed with the direct help and cooperation of Motient, who will be presumably advised by CTA. Since Motient has acknowledged that it is not in compliance with the ICA, and because the SkyTerra Agreement is highly inequitable and is thus unenforceable under Section 47(b), the issuance of any stock registration statement related to the SkyTerra Agreement would result in the same legal wrong as addressed in Plaintiff’s claims under the ICA, and should, therefore, be barred. Section 11 of the Securities Act of 1933, 15 U.S.C. § 77k, directly bars any registration statement containing “an untrue statement of material fact” or which “omit[s] to state a material fact required to be stated or necessary to make the statements therein not misleading.” Accordingly, Defendants should be enjoined from causing the issuance of any registration statement while Motient is an unregistered investment company and from making any untrue statements or material omissions about its status as an investment company in any registration statement.

     33. In addition, Section 12(a)(2) provides that “[a]ny person who . . . offers or sells a security . . . by the use of any means or instruments of transportation or communication in interstate commerce or of the mails, by means of a prospectus or oral communication, which includes an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading . . . .” The SkyTerra Agreement constitutes a “prospectus” within the meaning of the Securities Act, which defines “prospectus” as “any prospectus, notice, circular, advertisement, letter, or communication, written or by radio or television, which offers any security for sale or confirms the sale of any security. . . .” 15 U.S.C. § 77b(10). Through the SkyTerra Agreement, Defendants are offering a public security through a communication made through the means of interstate commerce. Moreover, because Defendants negotiated this transaction in secret and have withheld and continue to withhold numerous material details regarding the transaction from Plaintiffs, Plaintiffs were unable to discover the untruths and omissions contained in the SkyTerra Agreement through the exercise of reasonable diligence.
     34. Plaintiffs therefore seek an injunction barring Motient, as well as CTA, from consummating the SkyTerra Agreement and causing or aiding and abetting in the issuance of any stock registration statement for shares to be distributed under the terms of the SkyTerra Agreement and for all other relief which is just and proper.
Count Three: Civil Conspiracy (Against Both Defendants)
     35. Plaintiffs repeat and reassert all of their previous allegations, which are incorporated by reference as if fully stated herein.
     36. On information and belief, CTA advised Motient to enter the SkyTerra Agreement, even though Motient itself has acknowledged that such a transaction would violate the ICA. The Defendants had a meeting of the minds and engaged in one or more overt acts in furtherance of the conspiracy, including but not limited to the execution of contracts that, according to Motient’s own SEC filings, are subject to the ICA. CTA also received substantial consideration from Motient (in the form of monthly consulting fees and other payments) for its participation in the conspiracy.
     37. Plaintiffs seek rescission of the SkyTerra Agreement, rescission of Motient’s contracts with CTA, repayment of any consideration to SkyTerra or CTA pursuant to those agreements, and all other relief which is just and proper.
Count Four: Declaratory Judgment (Against All Defendants)
     38. Plaintiffs repeat and reassert all of their previous allegations, which are incorporated by reference as if fully stated herein.
     39. Pursuant to Tex. Civ. Prac. & Rem. Code Ann. § 37.004(a), “[a] person interested under a deed, will, written contract, or other writings constituting a contract or whose rights, status, or other legal relations are affected by a statute, municipal ordinance, contract, or franchise may have determined any question of construction or validity arising under the instrument, statute, ordinance, contract, or franchise and obtain a declaration of rights, status, or other legal relations.” Pursuant to Tex. Civ. Prac. & Rem. Code Ann. § 37.004(b), a contract may be construed by the Court, regardless of a breach of that contract.
     40. As provided in Tex. Civ. Prac. & Rem. Code Ann. § 37.004, Plaintiffs request that the Court declare the rights, status, and/or other legal relations of Motient, CTA, and Plaintiffs with regard to the SkyTerra Agreement and as to any agreements between CTA and Motient. Specifically, Plaintiffs seek a declaration as to whether each of these agreements is unenforceable under Section 47(b) of the ICA, which includes: (1) a declaration as to whether “[a] contract that is made, or whose performance involves, a violation of this title, or of any rule, regulation, or order thereunder”; and (2) a declaration as to whether “enforcement would produce a more equitable result than nonenforcement and would not be inconsistent with the purposes of this title,” as set forth in 15 U.S.C. § 80a-46(b).
     41. Plaintiffs have standing to request declaratory relief because they are “interested under a . . . written contract, or other writings constituting a contract” (i.e., the SkyTerra Agreement), and because their “rights, status, or other legal relations are affected by a statute” (i.e., the ICA). Tex. Civ. Prac. & Rem. Code Ann. § 37.004(a),
     42. As provided by Tex. Civ. Prac. & Rem. Code Ann. § 37.009, Plaintiffs seek all costs and attorneys’ fees as are equitable and just.
Relief Requested
     Plaintiffs seek the following relief:
          A. Declaration pursuant to Tex. Civ. Prac. & Rem. Code § 37.001 et. seq., that the SkyTerra Agreement and any advisory agreements with CTA related to the SkyTerra Agreement are unenforceable pursuant to § 47(b) of the Investment Company Act.
          B. Rescission of the SkyTerra Agreement and any advisory agreements with CTA related to the SkyTerra Agreement and disgorgement of all consideration received under said agreements;
          C. Temporary and permanent injunction enjoining Defendants or their officers, agents, employees, and attorneys, and those persons in active concert or participation with them, from the issuance of or any assistance in the issuance of a stock registration statement pursuant to the SkyTerra Agreement;
          D. Plaintiffs’ reasonable costs and attorneys’ fees; and
          E. All other relief to which Plaintiffs are justly entitled.

Respectfully submitted,
/s/ Layne E. Kruse by Mary Dietz (with permission)

Layne E. Kruse
   State Bar No. 11742550
Gerard G. Pecht
   State Bar No. 15701800
Fulbright & Jaworski L.L.P.
1301 McKinney Street, Suite 5100
Houston, Texas 77010
(713) 651-5151
Facsimile (713) 651-5246
M. Scott Incerto
   State Bar No. 10388950
Mary Schaerdel Dietz
   State Bar No. 03741500
Peter A. Stokes
   State Bar No. 24028017
Fulbright & Jaworski L.L.P.
600 Congress Ave., Suite 2400
Austin, Texas 78701
(512) 474-5201
Facsimile (512) 320-4598
          Counsel for Plaintiffs

VERIFICATION

STATE OF TEXAS COUNTY OF DALLAS	§ § §
     BEFORE ME, the undersigned authority, on this day personally appeared Michael S. Minces, known to me to be the person whose name is subscribed below, and, being by me duly sworn upon his oath, stated that:
     I am over the age of eighteen years and am competent to make this affidavit. I am the Chief Compliance Officer of Highland Capital Management, L.P., and I am authorized to make this affidavit on behalf of Plaintiffs in this lawsuit. Except where stated on information and belief, the allegations of fact contained in Plaintiffs’ Original Petition are true and correct based on personal knowledge and/or on the statements contained in the SEC filings of Motient Corporation.

/s/ Michael S. Minces

Michael S. Minces
     Subscribed and sworn to before me, the undersigned Notary Public, on this 19th day of June, 2006.
/s/ Cathy Chambers

      Notary Public in and for the
      State of Texas,
      County of Dallas

My commission expires:	June 21, 2009